SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

March 28, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kate Beukenkamp

Re:	Roma Green Finance Ltd Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted March 3, 2023 CIK No. 0001945240

Dear Ms. Beukenkamp,

Please accept this letter as the response of Roma Green Finance Ltd (“Registrant” or “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 4 to the Company’s Draft Registration Statement on Form F-1 confidentially submitted to the Commission on March 3, 2023 (the “Registration Statement”). The Company is concurrently confidentially submitting with the Commission Amendment No. 5 to the Draft Registration Statement (the “Revised Registration Statement”), which includes changes in response to the Staff’s comments.

For your convenience, the comments have been reproduced below, followed by the Registrant’s response.

Amendment No. 4 to Draft Registration Statement on Form F-1 submitted March 3, 2023

Recent Regulatory Developments in the PRC, page 14

1.	We note your revisions in response to comment three. However, we note that in the first sentence of the paragraph at the top of page 16, counsel opines that you are not subject to permission requirements from the CSRC, the CAC or any other entity that is “required to approve of [y]our Hong Kong Subsidiary’ operations.” Please revise so that the opinion of counsel covers whether you are required to obtain approval of the CSRC or CAC, or any other entity, to offer the securities being registered to foreign investors. While we note that you later say that it is the opinion of counsel you are not required to obtain any preapproval from Chinese authorities to list on a U.S. stock exchange, you also say that you do not believe that you are required to seek approval from the CSRC, the CAC or any other governmental entity to offer the securities being registered. Please revise this section to clarify what precisely counsel is opining on. Please also revise your disclosure here, and elsewhere that you discuss permissions and approvals, to reflect the new regulations released by the CSRC on February 17, 2023 and indicate whether you are subject to such regulations.

Response:

The Registrant has included the revised disclosure in the Revised Registration Statement relating to its legal opinion from PRC counsel. Our PRC legal counsel is of the view that we would not be deemed as ‘indirect overseas issuance and listing’ under the Trial Measures, for the following reasons:

(i)	we currently do not have, or intend to have any subsidiary or enter into any contractual arangements to establish a VIE structure with any entity in the PRC;

U.S. Securities and Exchange Commission

March 28, 2023

(ii)	we are not controlled by any PRC entity or individual;

(iii)	all of our operations are conducted by our Hong Kong and Singapore Operating Subsidiaries;

(iv)	we currently do not have, or plan to have, any investment plan, such as owning or leasing any asset in the PRC:

(v)	we currently do not have any suppliers in the PRC or employ any PRC natural person; and

(vi)	none of our revenue is generated from the PRC.

Further, the Registrant has revised the disclosures in the Amended Registration Statement on the cover page, page 15 and page 29 to reflect the new regulations released by the CSRC on February 17, 2023 and provided that the Registrant is not subject to such regulations.

The Company respectfully requests the Staff’s assistance in completing its review of the Revised Registration Statement as soon as possible. If you have any questions regarding the foregoing or desire further information or clarification, please do not hesitate to contact the undersigned at (303) 868-3382.

Thank you for your review.

Very truly yours,

/s/ Henry F. Schlueter
Henry F. Schlueter

C:	Roma Green Finance Limited